Cascade Cultures LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-21,715.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory Asset	4,815.71
Chase Credit Card	12.42
Chase Credit Card:Paul Credit Card	879.27
Chase Credit Card:Sarah Credit Card	-870.28
Loan Payable	40,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**44,837.12**
Net cash provided by operating activities	**$23,121.21**
FINANCING ACTIVITIES	
Opening Balance Equity	-5.00
Treasury Units	-20,000.00
Net cash provided by financing activities	**$ -20,005.00**
NET CASH INCREASE FOR PERIOD	**$3,116.21**
Cash at beginning of period	3,866.77
CASH AT END OF PERIOD	**$6,982.98**